Filed pursuant to Rule 433
Registration No. 333-192302 , 333-192302-06

Geared Buffer Securities Based on the EURO STOXX 50® Index

Indicative Terms*

Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.

Guarantee:	All payments due on the securities are fully and unconditionally guaranteed by Citigroup Inc.

Underlying index:	The EURO STOXX 50® Index (ticker symbol: “SX5E”)

Stated principal amount:	$1,000 per security

Pricing date:	July , 2016 (expected to be July 18, 2016)

Issue date:	July , 2016 (three business days after the pricing date)

Valuation date:	January , 2019 (expected to be January 18, 2019), subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur

Maturity date:	January , 2019 (expected to be January 24, 2019)

Payment at maturity:

For each $1,000 stated principal amount security you hold at maturity:

•    If the final index level is greater than the initial index level: $1,000 + the leveraged return amount, subject to the maximum return at maturity

•    If the final index level is equal to the initial index level or less than the initial index level by an amount less than or equal to the buffer amount: $1,000

•    If the final index level is less than the initial index level by an amount greater than the buffer amount: $1,000 × 1.25 × the index performance factor

If the underlying index decreases from the initial index level to the final index level by more than the buffer amount, your payment at maturity will be less, and possibly significantly less, than the $1,000 stated principal amount per security. You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion of your investment.

Initial index level:	, the closing level of the underlying index on the pricing date

Final index level:	The closing level of the underlying index on the valuation date

Index performance factor:	The final index level divided by the initial index level

Index percent increase:	The final index level minus the initial index level, divided by the initial index level

Leveraged return amount:	$1,000 × the index percent increase × the leverage factor

Leverage factor:	150.00%

Maximum return at maturity:	The maximum return at maturity will be determined on the pricing date and will be between $225.00 to $245.00 per security (22.50% to 24.50% of the stated principal amount). The payment at maturity per security will not exceed $1,000.00 plus the maximum return at maturity.

Buffer amount:	20.00%

Listing:	The securities will not be listed on any securities exchange.

CUSIP:	17324C6W1 / US17324C6W16

*	The information listed above is not intended to be a complete description of all of the terms, risks and benefits of a particular investment. All maturities are approximate. All blanked out terms and terms in brackets are indicative only and will be set on the applicable pricing date. All returns and any principal amount due at maturity are subject to the applicable issuer’s credit risk, with the exception of the Market-Linked Certificates of Deposit which have FDIC insurance, subject to applicable limitations. Please refer to the offering document by clicking on the link below.

Investor Profile

Investor Seeks:	Investor Can Accept:
• A holding period of approximately 2.5 years

• Exposure to Large Cap European Equities

•    The possibility of losing a significant portion of the principal amount invested

•    The structured investment described herein is subject to the credit risk of Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc., is complex and not suitable for all investors, is generally illiquid an does not pay interest. Prospective investors should evaluate their financial objective and tolerance for risk prior to investing in any structured investment.

A complete description of the risks associated with this investment is outlined in the “Summary Risk Factors” section of the offering document, as link for which is found below.

Link to the related offering document:

http://www.sec.gov/Archives/edgar/data/200245/000095010316014761/dp67153_424b2-1023.htm

Citigroup Global Markets Holdings Inc., the issuer, has filed a registration statement (including a product supplement, a prospectus supplement and a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the product supplement, prospectus supplement and the prospectus in that registration statement (File No. 333-192302 and 333-192302-06) and the other documents Citigroup Global Markets Holdings Inc. has filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov . Alternatively, you can request the product supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.

Citi Private Bank is a business of Citigroup Inc. (“Citigroup”), which provides its clients access to a broad array of products and services available through bank and non-bank affiliates of Citigroup. Not all products and services are provided by all affiliates or are available at all locations. In the US, brokerage products and services are provided by Citigroup Global Markets Inc. (“CGMI”), member SIPC. Accounts are carried by Pershing LLC, member FINRA, NYSE, SIPC. CGMI and Citibank, N.A. are affiliated companies under the common control of Citigroup. Outside the US, brokerage products and services are provided by other Citigroup affiliates.

Citi and Citi with Arc Design are registered service marks of Citigroup Inc. or its affiliates.

INVESTMENT PRODUCTS: NOT FDIC INSURED · NOT GOVERNMENT INSURED

· NO BANK GUARANTEE · MAY LOSE VALUE